 Exhibit 21

Subsidiaries

Name of Entity	Relationship to Us	Jurisdiction of Incorporation
Organic Region Group Limited	100% owned by the Company	British Virgin Islands
Zhuhai Organic Region Modern Agriculture Ltd.	100% owned by Organic Region	People’s Republic of China
Guangzhou Organic Region Agriculture Ltd.	100% owned by Organic Region	People’s Republic of China
Fuji Sunrise International Enterprises Limited	100% owned by Organic Region	British Virgin Islands
Southern International Develop Limited	100% owned by Organic Region	British Virgin Islands
HK Organic Region Limited	100% owned by Organic Region	Hong Kong
Guangzhou Greenland Co., Ltd.	100% owned by the Company’s chief executive officer and treated as a variable interest entity controlled by the Company	People’s Republic of China